Exhibit 1

Item 4. Purpose of the Transaction
Item 4 of Schedule 13D is amended by adding the following:
On August 12, 2016, Rx Investor Value Corporation filed with the Securities and Exchange Commission preliminary proxy materials containing the following statements:
"Our plan is to … infuse capital into the company to settle vendor claims and to finance future growth. We propose to raise capital by causing the company to pursue any combination of the following: term bank financing, private and/or public offerings of the company's equity securities, debt securities or securities convertible into equity securities to accredited investors."
"If we are successful in obtaining control of the HEWA board, it would be our intent to take the following actions:
•	Elect a new chairman of the board and implement changes to improve the company's board practices, corporate governance and shareholder relations;
•
Infuse new capital into the company to strengthen its balance sheet and remove doubt about the company's ability to operate as a going concern. We propose to raise capital by causing the company to pursue any combination of the following: term bank financing, private and/or public offerings of the company's equity securities, debt securities or securities convertible into equity securities to accredited investors;

•	Infuse additional capital to finance new customer and revenue growth;
•	Conduct an exhaustive review of the company's SG&A and other expenses and implement cost-cutting measures where appropriate;
•	Undertake performance reviews for each senior executive of the company and review their performance against appropriate benchmarks; and
•	Attract new marketing and operations talent to the company."